Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the use in (i) the Registration Statement on Form S-1 of Cape Bancorp, Inc. to be filed with the Securities and Exchange Commission, and (ii) the Notice of Intent to Convert to Stock Form to be filed by Cape Savings Bank with the Federal Deposit Insurance Corporation, of our report dated March 16, 2007 with respect to the consolidated statements of financial condition of Boardwalk Bancorp, Inc. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006.

We also consent to the reference to our firm under the heading “EXPERTS” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

September 18, 2007